                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                SUSSEX BANCORP
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   869245100
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                                (CUSIP Number)

       Mr. Joseph Hurley                     Laura R. Kuntz, Esq.
       Executive Vice President and CFO      Lowenstein Sandler PC
       Lakeland Bancorp, Inc.                65 Livingston Avenue
       250 Oak Ridge Road                    Roseland, New Jersey 07068
       Oak Ridge, New Jersey 07438           (973)597-2500
       (973)697-2000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 20, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                                 SCHEDULE 13D
CUSIP No. 869245100
         ----------
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      NAME OF REPORTING PERSON

 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      Lakeland Bancorp, Inc.
      22-2953275

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of New Jersey
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                          SOLE VOTING POWER
                     7
     NUMBER OF            139,471(1)(2)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             139,471(1)(2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
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                                      -2-

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      139,471(1)(2)

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.9(2)
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      TYPE OF REPORTING PERSON
14
      CO
__________________

(1) The shares of common stock of Sussex Bancorp, a New Jersey corporation (the "Issuer"), covered by this report are purchasable according to the terms and conditions of a Stock Purchase Agreement entered into by and between the Issuer and Lakeland Bancorp, Inc., a New Jersey corporation ("Lakeland"), dated October 20, 2000 (the "Stock Purchase Agreement"). The closing of the purchase is contingent on the satisfaction of certain conditions, including the approval of the Federal Reserve Board. The 139,471 shares of common stock of the Issuer indicated on this Schedule 13D as purchasable by Lakeland under the Stock Purchase Agreement is based upon a total of 1,506,555 shares of common stock of the Issuer outstanding on September 30, 2000, and takes into account certain shares owned by Lakeland Affiliates (as defined below) on September 30, 2000. The actual number of shares of the Issuer's common stock to be purchased by Lakeland will be determined on the closing date of the Stock Purchase Agreement, based on the number of outstanding shares of the Issuer's common stock on the closing date and the number of shares held on the closing date by Lakeland, its directors, executive officers, and controlling shareholders (collectively, the "Lakeland Affiliates"). The aggregate number of shares to be purchased by Lakeland under the Stock Purchase Agreement will be that number of shares which, when added to the shares then owned by the Lakeland Affiliates, will equal 9.9% of the Issuer's outstanding shares of common stock as of the close of business on the closing date.

(2) The number of shares indicated represents 9.9% of the total outstanding shares of common stock of the Issuer after giving effect to the issuance of such shares, based on the number of outstanding shares of common stock of the Issuer as of September 30, 2000, and including shares of the Issuer held by the Lakeland Affiliates on such date. The actual number of shares which will be purchased by Lakeland will be determined as set forth in note 1 above.

Item 1.  Security and Issuer

      This Schedule 13D relates to the common stock, no par value per share (the "Common Stock," an individual share of which is a "Share"), of the Issuer. The principal executive office of the Issuer is located at 399 Route 23, Franklin, New Jersey 07416.

Item 2.  Identity and Background

      This Schedule 13D is filed by Lakeland. Lakeland is a bank holding company, registered with and supervised by the Board of Governors of the Federal Reserve System.

      The address of Lakeland's principal business and principal office is 250 Oak Ridge Road, Oak Ridge, New Jersey 07438.

      During the last five years neither Lakeland nor, to the best of Lakeland's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      All executive officers and directors of Lakeland are citizens of the United States. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in
Schedule I to this Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

      This Schedule 13D relates to the Stock Purchase Agreement by and between Lakeland and the Issuer dated as of October 20, 2000. Upon the consummation of the Stock Purchase Agreement, Lakeland will pay a purchase price of $8.50 per share in cash. The purchase price will be paid from Lakeland's available working capital.

Item 4.  Purpose of Transaction

      Lakeland entered into the Stock Purchase Agreement to purchase the Issuer's Shares of Common Stock for its own account for investment purposes.

      Other than as described above, Lakeland has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

      If the purchase contemplated by the Stock Purchase Agreement is consummated, Lakeland, together with the Lakeland Affiliates, will hold 9.9% of the Issuer's outstanding Shares of Common Stock.

      Lakeland does not beneficially own any Shares of the Issuer's Common Stock except as a result of entering into the Stock Purchase Agreement. Lakeland has not acquired or disposed of any of the Issuer's Common Stock during the past 60 days. For information concerning the beneficial ownership by the Lakeland Affiliates of the Issuer's Common Stock and any transactions that they may have had in the Issuer's Common Stock during the past 60 days, see Schedule I attached to this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except for the Stock Purchase Agreement, neither Lakeland nor, to the best of Lakeland's knowledge, any of Lakeland's executive officers or directors has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

Exhibit 1 Stock Purchase Agreement, dated as of October 20, 2000, by and among Sussex Bancorp and Lakeland Bancorp, Inc.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

November 6, 2000                         LAKELAND BANCORP, INC.


                                         By: /s/ Roger Bosma
                                            ----------------------------------
                                            Name:  Roger Bosma
                                            Title: President and Chief
                                                    Executive Officer
                                                   (Duly Authorized Officer)

                                   SCHEDULE I

      The following table sets forth the name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation in which such employment is conducted, the beneficial ownership of the Issuer's Common Stock and any transactions in such Common Stock during the past 60 days of each executive officer and director of Lakeland Bancorp, Inc. Unless otherwise indicated, the business address for each person is c/o Lakeland Bancorp, Inc., 250 Oak Ridge Road, Oak Ridge, New Jersey 07438. As noted in Item 2 of this Schedule 13D, each of the natural persons listed below is a citizen of the United States.

                                                     Shares of Issuer            Transactions in Issuer
        Name and Occupation                            Common Stock                   Common Stock
           (With Address)                       Beneficially Owned, if any      In Past 60 Days, if any
           --------------                       --------------------------      -----------------------
1.  Roger Bosma
    CEO, President and Director,
    Lakeland Bancorp, Inc.

2.  John W. Fredericks                                 22,021/1/
    Chairman of the Board, Lakeland
    Bancorp, Inc. and Lakeland Bank;
    President and Owner,
    Fredericks Fuel & Heating Service,
    P.O. Box 448, Oak Ridge, NJ  07438

3.  Jeff Buonforte
    Executive Vice President and
    Chief Retail Officer, Lakeland
    Bancorp, Inc.

4.  Joseph Hurley
    Executive Vice President and
    Chief Financial Officer,
    Lakeland Bancorp, Inc.

5.  Lou Luddecke
    Executive Vice President and
    Chief Operations Officer,
    Lakeland Bancorp, Inc.

____________________

/1/ Represents 3,759 shares of the Issuer's Common Stock held by a trust of which Mr. Fredericks is a trustee, 10,996 shares held by the Fredericks Fuel & Heating Service Profit Sharing Plan, of which Mr. Fredericks is trustee, and 7,266 shares held by Mr. Fredericks' wife.

                                             Shares of Issuer            Transactions in Issuer
        Name and Occupation                    Common Stock                   Common Stock
           (With Address)               Beneficially Owned, if any      In Past 60 Days, if any
           --------------               --------------------------      -----------------------
6.  Robert Vandenburgh
    Executive Vice President and
    Chief Loan Officer, Lakeland
    Bancorp, Inc.

7.  Arthur Zande                                  105
    Director, Lakeland Bancorp,
    Inc.; President, Lakeland Bank

8.  Bruce Bohuny
    Secretary and Director, Lakeland
    Bancorp, Inc.; President of
    Brooks Limited (a real estate
    development corporation), 693
    Wyckoff Avenue, Wyckoff, NJ
    07481

9.  Mary Ann Deacon                               939
    Director, Lakeland Bancorp, Inc.;
    Secretary/Treasurer of Deacon
    Homes Inc. and Deacon
    Development Corp. (real estate
    development), P.O. Box 184,
    Sparta, NJ 07871

10. Joseph P. O'Dowd
    Director, Lakeland Bancorp, Inc.;
    President and Owner of O'Dowd
    Advertising, 48 Route 46 West,
    Pine Brook, NJ 07058

11. John Pier
    Director, Lakeland Bancorp, Inc.,
    Retired Dentist, Union Valley
    Road, West Milford, NJ 07480

                                                    Shares of Issuer              Transactions in Issuer
        Name and Occupation                           Common Stock                    Common Stock
            (With Address)                        Beneficially Owned, if any      In Past 60 Days, if any
            --------------                        --------------------------      -----------------------
12. Michael A. Dickerson
    Director, Lakeland Bancorp, Inc.;
    Retired, Apple Creek Farms,
    Chestnut Ridge Road, R.D. 2, Box
    485, Dingmans Ferry, PA 18328

13. George Guptill                                         /2/
    Director, Lakeland Bancorp, Inc.;
    President, Franklin Mutual
    Insurance Co., 5 Broad Street,
    Branchville, NJ 07826

14. Charles L. Tice
    Director, Lakeland Bancorp, Inc.;
    Retired, 3 Dunn Place, Newton,
    NJ 07860

15. Mark Fredericks                                              210
    Director, Lakeland Bancorp, Inc.;
    President of Keil Oil Company,
    P.O. Box 49, Riverdale, NJ  07457

16. Paul P. Lubertazzi
    Director, Lakeland Bancorp, Inc.;
    Retired, 67 Harwood Road, Monroe
    Township, NJ  08831

17. Robert B. Nicholson                                          210
    Vice Chairman of the Board,
    Lakeland Bancorp, Inc.; Chairman
    of Eastern Propane, Oak Ridge
    Road, Oak Ridge, NJ  07438

_____________________

/2/ A total of 43,228 shares of the Issuer's Common Stock is held by the Franklin Mutual Insurance Co., of which Mr. Guptill is President. Mr. Guptill has no dispositive or voting power with respect to these shares, and, accordingly, these shares are not included in the number of shares of the Issuer's Common Stock held by the Lakeland Affiliates.